

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

<u>Via E-mail</u>

Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

> **Re: New Western Energy Corporation**
> **Registration Statement on Form 10-12G**
> **Filed April 11, 2011**
> **File No. 0-54343**

Dear Mr. Khazali:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the document where the responsive disclosure can be found. This will expedite our review.

2. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments on your filing. If you do not wish to incur those obligations until all issues are

resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

3. Please monitor your need to update your financial statements and related disclosure. See Rule 8-08 of Regulation S-X.

Forward-Looking Statements, page 3

4. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny-stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21 E(a)(1) of the Securities Exchange Act. Please revise your filing to eliminate any suggestion that the safe harbor applies to the statements in your filing.

Business, page 3

5. We note your disclosure stating that you are in the development stage, as you have generated only nominal revenues. As such, it appears you need to modify your financial statement presentation to include the cumulative inception to date information required by FASB ASC Section 915-205-45.

6. We note your reference at page 3 to "stripper wells" and your reference at page 4 to "far-out perforating." Please revise your filing to briefly describe such terms.

7. Please clarify the distinction between your working interests and your net revenue interests in each of your oil and gas projects. For example, and without limitation, we note your disclosure at page 3 that you have a 75% working interest in certain leaseholds in Rogers County, Oklahoma, but only a 60.94% net revenue interest in such leaseholds. If the difference relates to net revenue interests of the mineral owners, please disclose this in your filing.

8. Where you discuss the joint venture relating to the Jones County, Texas property, please disclose, if true, that 3M Production is your joint venture partner. In that regard, we note your venture agreement with 3M Production that you filed as Exhibit 10.5. In addition, please revise your filing to disclose all material terms of such venture agreement.

9. Please file any operating agreements with 3M Production, and disclose the material terms of any such agreement in your filing. In that regard, we note that your venture agreement with 3M Production contemplates that you will enter into an operating agreement with 3M Production once a lease is obtained.

10. We note your disclosure at page 5 regarding the Wellsboro lease. Please revise your filing to disclose all material terms of such lease.

11. In light of recent public concern over the contamination of drinking water allegedly caused by hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that a connection is established between such contamination and your operations. For example, and without limitation, please address the following:

- Describe how liability for environmental harm is allocated under your joint venture arrangements.

- Describe your insurance coverage. Disclose the applicable deductibles and policy limits.

- Describe the state permitting requirements to which you are subject.

Risk Factors, page 6

12. Please revise your risk factors disclosure to remove disclosure that is duplicative. For example, and without limitation, we note the similar risks described under the headings "The requirements of complying with the Securities Exchange Act…" at page 13 and "Being a public company will increase our administrative costs…" at page 17.

13. We note your disclosure at page 25 regarding the outstanding warrants. Please add related risk factor disclosure regarding the risk of dilution, or tell us why you do not believe that this presents a material risk.

There is no active trading market…, page 15

14. We note your statement that you currently plan to have your common stock quoted on the OTC Bulletin Board. However, this does not appear to be consistent with your statement at page 16 that you "may consider" pursuing a listing on the OTCBB.

The regulation of "Penny" stocks…, page 17

15. Please remove the last statement in this risk factor, that "management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to [your] securities," as it mitigates the impact of your disclosure.

Rule 144 Sales in the Future…, page 17

16. Please ensure that your disclosure regarding Rule 144 is consistent with the provisions of such rule. For example, please revise your disclosure regarding the period during which non-affiliates relying on Rule 144 would need to comply with the conditions of Rule 144.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Results of Operations for the Years Ended December 31, 2010 and 2009

17. We note your disclosure that your operating expenses for the year ended December 31, 2010 decreased approximately 32% compared to your operating expenses for the year ended December 31, 2009 due to the reduction in business development and consultants and professional expenses offset by production expenses in 2010. Please quantify the impact of each of these factors on your operating expenses. In addition, expand to discuss the business developments that underlie these factors.

Liquidity and Capital Resources, page 20

18. We note your disclosure that you believe existing funds, funds generated from your operations, and funds generated from borrowings and equity financings will be sufficient to support your operations for the next twelve months. Please disclose more specifically your capital requirements for the next twelve months.

Directors and Officers, page 22

19. Please revise your filing to clarify the business experience of each of your officers and directors for the past five years. Your disclosure should cover such period by reference to months and years.

20. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

21. Please provide support for the statement at page 23 that "Mr. Baha was instrumental in expanding [Equity 1 Lender's Group's] sales operation to four times what it was when he joined the firm."

Executive Compensation, page 23

22. Please present the information required by Item 402(n) of Regulation S-K in the tabular format set forth in such item.

Director's compensation, page 24

23. Please provide the disclosure required by Item 402(r) of Regulation S-K, or tell us why such disclosure is not required. For example, and without limitation, please disclose any fees earned by your directors in connection with their service as directors.

Financial Statements

Note 4 – Oil and Gas Properties and Related Obligation, page F-11

24. The aggregate capitalized costs shown in your table of costs related to your oil and gas properties as of December 31, 2009 is not the sum of the three amounts listed in the table. Please resolve this inconsistency and reconcile the correct amount with the related activity reported in your statement of cash flows on page F-6 and your narrative disclosures on pages F-12 and F-13.

Note 5 – Mineral Properties and Related Obligations, page F-12

Wellsboro Lease, Tioga County, Pennsylvania

25. We understand from your disclosures under this heading and on page F-14 that you extended the expiration date of 300,000 warrants in December 2010, and that the value of the modification of $72,900 was recorded as an additional cost of the lease acquired with the issuance of the original warrants. Tell us whether the extension was made pursuant to terms established when the warrants were issued and if not explain why the extension was made and how you decided the value would be characterized as a lease acquisition costs rather than an expense.

Supplemental Oil and Gas Data (Unaudited), page F-18

26. Please address the following points concerning your supplemental disclosures of oil and gas reserves:

- Provide separate disclosures of your proved developed and undeveloped reserves to comply with FASB ASC paragraphs 932-235-50-4 and 50-5.

- Disclose the amounts capitalized related to exploratory wells that are pending a reserve determination to comply with FASB ASC paragraph 932-235-50-1B

Exhibits

27. Certain of your exhibits are illegible, as filed. Please re-file legible copies of Exhibits 3.1 and 10.1.

Petroleum Engineering Comments

Business page 3

28. We note the omission of the disclosure required by Items 1201-1208 of Regulation S-K. See also Rule 4-10(a)(16) of Regulation S-X and Instruction 4 to Item 102 of Regulation S-K. Please amend your document to provide the required disclosure.

Risk Factors, page 6

Our independent registered public accounting firm…, page 7

29. In light of this risk factor, please explain to us the methods you will use to obtain funding for the $2.5 million in "future development costs" presented in your standardized measure on page F-19. Address your historical fundraising efforts.

Notes to Consolidated Financial Statements, F-7

Supplemental Oil and Gas Data (Unaudited), page F-18

30. Please disclose your capitalized costs as required by FASB ASC paragraph 932-235-50-13 et al.

Mining Engineering Comments

Mineral Project page 5

31. We note you disclose that your property contains roughly 900,000 cubic yards of borrow material. Only proven and probable reserves as defined in Section (a) of Industry Guide 7 may be disclosed in filings with the Securities and Exchange Commission. Please revise your disclosure by removing your quantity of material estimate. If you determine you do have a proven or probable reserve please provide us with the documentation to support this determination.

32. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A description of any work completed on the property and its present condition.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

  You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

33. We note your statement regarding your plans to conduct exploration on your mineral property in 2011. Please expand your disclosure concerning the exploration plans for the property as required by Section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

34. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your property.

35. Please disclose whether your property has been physically examined in the field by a professional geologist, mining engineer, or a member of your management team. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

36. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 or John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director